SCHNEIDER WEINBERGER LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida  33431

telephone (561) 362-9595
telecopier (561) 362-9612
jim@swblaw.net

June 21, 2011

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mark P. Shuman, Branch Chief - Legal
Stephen Krikorian, Accounting Branch Chief
Ryan Houseal, Attorney-Advisor
Laura Veator, Staff Accountant

Re:	AnythingIT Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-174109

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated June 7, 2011 on the above-referenced filing.  Following are the Company’s responses to such comments.  The Company has filed Amendment No. 1 to the above-captioned Registration Statement on Form S-1 (“Amendment No. 1”) with the SEC and under separate cover we are proving Mr. Houseal with courtesy copies, marked and keyed to the Company’s revisions and responses as set forth below.

Risk Factors

General

1.
Please be advised that upon effectiveness of this registration statement, you will be subject to Section 15(d) of the Exchange Act.  Unless you intend to register your common stock under Section 12 of the Exchange Act, please revise your disclosure to describe the limited reporting and compliance obligations that will be imposed on you upon effectiveness of the registration statement.  If applicable, you should inform holders that you will not be a fully reporting company; and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act.  In addition, provide a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to you is more limited than that which applies to fully reporting companies.

Response:                      As it was the Company’s intent to register its common stock under Section 12(g) of the Exchange Act following the effectiveness of this registration statement, the Company has inserted disclosure to this effect n Amendment No. 1.  Please see page 7.  As such, we have not added a risk factor as it is the Company’s intent to be a fully reporting company.

2.
As a related matter, we note that as of the date of this filing, you report that there were approximately 51 record holders of your outstanding common stock.  Given that is appears reasonably likely that after your offering is commenced you will have less than 300 record shareholders, please tell us whether you considered including risk factor disclosure that your periodic disclosure requirements may be suspended.

Response:                      As set forth above, because it was the Company’s intent to register its common stock under Section 12(g) following the effectiveness of the registration statement, we did not consider adding such a risk factor.

3.
We note that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting.  Tell us what consideration you have given to providing a paragraph that addresses the potential risks that are poses by those facts.  We also note that you will not be required to provide management’s report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from auditor attestation requirements concerning any such reports so long as you are a smaller reporting company.  Please advise what consideration you have given to those matters in preparing your risk factors.  We also note the lack of disclosure regarding the expertise of your executive officers and directors relating to financial and accounting matters.

Response:                      The Company has added a risk factor in response to this comment which appears on page 5 of Amendment No. 1.

“We are subject to risks that our inventory may decline in value before we sell it or that we may not be able to sell…,” page 4

4.
Please consider including quantative disclosure about your inventory holding periods and the extent to which fluctuations in those periods and fluctuations in the prices of your inventory have affected your results.  We note that your inventory, which consists of used computer equipment, is stated at the lower of cost or market and that you continue to review inventory for excess or obsolete inventory and write-down obsolete or otherwise unmarketable inventory to its estimated net realizable value.  It appears that quantitative information regarding those matters would provide potential investors with a better understanding of the scope of the risk.  In responding to this comment, please explain the events that led to the “timing differences” referenced on page 10 that you indicate were the cause of the 52% decrease in inventory levels from June 30, 2010 to December 31, 2010.

Response:                      The Company has expanded this risk factor to provide the quantative disclosure on its inventory holding periods and the extent to which fluctuations in those periods and the price of the inventory have impacted its results.  Please see page 4 of Amendment No. 1. The Company has also revised the disclosure in Liquidity and Capital Resources to better explain what it meant by “timing differences.”  Please see page 10 of Amendment No. 1.

“We depend on federal government contracts and a loss of sales from these contracts will adversely our sales…,” page 4

5.
We note that for the six months ended December 31, 2010, 29% of your sales were derived from the federal government or as subcontractors to prime contractors under federal government contracts.  Please tell us whether any single government contract, or series of substantially identical contracts, with a single government agency, contributed in excess of 10 percent of your sales.  To the extent any single contract or series of contracts with a single government agency contributed in excess of 10 percent of your sales, please explain how you determined that the contract (or contracts) was not required to be filed pursuant to Item 601(b) of Regulation S-K.

Response:                      No single government contract, or series of substantially identical contracts, with a single government agency contributed in excess of 10% of the Company’s sales during either the six months ended December 31, 2010 or the nine months ended March 31, 2011.

Management’s Discussion and Analysis of Financial Statements and Results of Operations

Results of Operations, page 9

Fiscal 2010 as compared to fiscal 2009

6.
Please expand your disclosure to provide more information and explanation as to the increase in your net sales from fiscal year 2009 and fiscal year 2010.  This additional information should include the number of new customers (if any) and the average spending levels of both your new and existing customers.  We refer you to Section III.B. of SEC Release 33-8350.  We note the increase in your customer deposits during this period.  We also note that your attribute the “relatively flat” net sales for the three months ended December 31, 2010 as compared to the three months ended December 31, 2009, and the decrease in net sales for the six months ended December 31, 2010 as compared to the six months ended December 31, 2009 to clients delaying the retirement of legacy IT products as a result of financial and/or budget restraints as well as a reduction in values of, and overall demand within, the used IT marketplace.

Response:                      The additional disclosure regarding the number of new customers in 2010 and the average spending levels of both new and existing customers has been added to Amendment No. 1.  Please see page 10.

Our Business

The Industry, page 13

7.
Please provide us with a copy of the Gartner, Inc. and IDC research reports that you rely upon as sources for market data disclosed on page 13.  Also, mark the reports to highlight the sections thereof that you rely upon in attributing the statements to Gartner and IDC.  Please confirm, if true, that the reports were not commissioned by you or prepared for use in your registration statement.

Response:                      Under separate cover we are providing Mr. Houseal with copies of the Gartner, Inc. and IDC research reports that the Company relied upon for the market data, marked to indicate the section that were relied upon.  The specific references have been highlighted in yellow (Gartner, Inc. report) or pink (pages 5 and 6 of the IDC report).  The reports were not commissioned by the Company or prepared for use in the registration statement.  Because a hard copy of the report that provided the data regarding the estimated number of retired PCs could not be readily located, we have deleted this sentence.  Please see page 13 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 22

8.
With regards to the February 2010 Stock Repurchase Agreement with Mr. Hausig, please describe the factors considered in determining the per share purchase price and other material terms of the stock purchase agreement.

Response:                      The requested additional disclosure has been added to Amendment No. 1.  Please see page 22.

Financial Statements

9.	As a reminder, please update your financial statements in your next filing to include your results of operations for the nine months ended March 31, 2011.

Response:                      Amendment No. 1 contains unaudited financial statements at March 31, 2011 and for the nine months then ended, and all financial information and related disclosure in Amendment No. 1 has been updated to reflect this information.

Statements of Cash Flows, page F-4

10.	Revise the caption from “income from operations” to “net income” pursuant to ASC 230-10-45-2.

Response:	The requested revision has been made. Please see page F-4 of Amendment No. 1.

Financial Statements for the Three and Six Months Ended December 31, 2010 and 2009

Notes to Financial Statements, page F-5

11.	Revise to indicate that the interim financial statement footnotes are unaudited.

Response:                      The requested revision has been made. Please see the Notes to Unaudited Financial Statements beginning on page F-5 of Amendment No. 1.

Note 2. Basis of Presentation and Summary of Significant Accounting Principles

Significant Accounting Principles

Cash and Cash Equivalents, page F-6

12.
We note your disclosure that you consider all highly liquid investments with original maturities of six months or less to be cash equivalents.  Tell us how you considered the provisions of ASC 305-10-10 in making this determination.  In this regard, only investments with original maturities of three months or less qualify as cash equivalents.

Response:                      The previous typographical error has been corrected, and the note appearing in Amendment No. 1 properly discloses the Company’s policy that it considers all highly liquid investments with original maturities of three months or less to be cash equivalents.  Please see page F-6.

Earnings per share, page F-8

13.	Revise to provide the disclosure outlined in ASC 260-10-50-1 for all periods presented. In addition, please indicate how you evaluated the Series B warrants in determining your earnings per share.

Response:                      The disclosure has been expanded to provide the disclosure outlined in ASC 260-10-50-1 for the periods presented.  Please see page F-8 of Amendment No. 1.  The Company did not determine it was necessary to evaluate the Series B warrants in determining its earnings per share as the exercise price of the warrants ($0.25 per share) exceeded the fair market value of the underlying common stock $0.10 per share based upon the last sale price in the private placement.

Financial Statements for the Year Ended June 30, 2010 and 2009

Notes to Financial Statements

Note 2. Basis of Presentation and Significant Accounting Principles

Significant Accounting Principles

Use of Estimates, page F-22

14.
We note your disclosure that you rely on assumptions such as volatility, forfeiture rate, and expected dividend yield when deriving the fair value of share-based compensation.  However, we note your disclosure on page 33 that the Company does not have any warrants, options or their rights to acquire shares of your common stock outstanding, and that no option grants have been made under the 2010 Equity Compensation Plan.  Based on your disclosure on page F-32, it appears that your share-based compensation consists of shares of common stock granted as compensation for services.  Please clarify the composition of your share based compensation and how the fair value was determined.

Response:                      Amendment No. 1 has been revised in response to this comment.  Please see page F-23.

Revenue Recognition, F-24

1.
We note your disclosure on pages 14 and 15 that you provide a range of services, including detailed analysis of retired equipment, remarketing activities, logistics and transportation services and data erasure and destruction, that your contracts include fixed fee services as well as contracts that anticipate a specified volume of legacy IT equipment.  Please further disclosure the nature of your revenue arrangements, the fees you earn and the accounting policies you following, including the following:

•
Whether your consider any of your arrangements to be multiple element arrangements in accordance with ASC 6005-25 or ASC 985-605 and how you account for these arrangements.  In this regard, disclosure whether you consider the elements within these arrangements to be separate units of accounting.  If so, disclose how you have determined fair value of these elements within these arrangements;

•	Whether fees are paid up front, as services are provided, or upon completion of services, and when revenue is recognizes for each of these fees;

•	Whether the Company is responsible for refunding any fees under any circumstances, and how you account for these obligations; and

•	The terms of the “other payment arrangements with clients” that you disclose on page F-24.

Response:                      The revenue recognition footnote has been revised to more clearly articulate the Company’s policies.  Please see page F-24 of Amendment No. 1. This revision also removes the incorrect reference to “other payment arrangement with clients”.   The Company does not consider any of its arrangements to be multiple elements in accordance with ASC 6005-25 or ASC 985-605.  The Company’s primary line of business is selling refurbished computer hardware which is one unit of accounting.  The Company may require a deposit at the time the services are contracted for, which such amounts appear on its balance sheet as customer deposits, and revenue is recognized when the services are completed and the asset is resold.  The Company has no obligation to refund any fees paid it, including the deposit, under any circumstance.

15.
We note your disclosure on page 14 that your Recycle Tomorrow program was modeled after an extended warranty services that your clients can resell alongside any new equipment sales to their clients.  Please further disclose the terms of these arrangements, the fees you earn and the accounting policies you follow, including your policies for estimating and accounting for costs incurred in these arrangements.

Response:                      The Company does not sell any extended warranty services and we have removed the analogy to an extended warranty program from Amendment No. 1.  Please see page 15.  To clarify, the fees earned by the Company from sales under the Recycle Tomorrow program are recognized when it receives the used IT assets from the customer and disposes of those assets.  At this time, this is not a material part of the Company’s revenues.

Shipping and handling costs, page F-24

16.	Tell us and disclosure the line-item where you classify the cost of shipping and handling. See ASC 605-45-50-2.

Response:                      The Company classifies costs of outbound shipping and handling within the prices to its customers and these amounts are reflected as part of net income in “net sales”.  Outbound shipping related costs are included in cost of sales.  The note has been revised to provide the requested disclosure.  Please see page F-25 of Amendment No. 1.

New Accounting Standards, page F-26

17.
Tell us what consideration you gave to disclosing the impacts of FASB Update No. 2009-13, Revenue Recognition (Topic 605) - Multiple Deliverable Arrangements a consensus of the FASB Emerging Issues Task Force, issued in October 2009, and FASB Update No. 2009-14, Software (Topic 985) - Certain Revenue Arrangements That Include Software Elements, a consensus of FASB Emerging Issues Task Force, issued in October 2009.

Response:                      As set forth earlier, the Company does not consider any of its arrangements to be multiple deliverables, has no multiple lines of business nor does it sell any software.  Accordingly, the Company does not believe the disclosure of either FASB Update No. 2009-13 or FASB Update No. 2009-14 is applicable to the Company.

Part II. Item 15. Recent Sales of Unregistered Securities, page II-1

18.
With respect to the unregistered sales in October 2010, January and February of 2011 and March 2011, please identify the exemption from registration you relied upon.  Although we note you identify these offerings as “private placements” it is unclear whether you relied on Section 4(2) only or also relied on the provisions of Regulation D with regard t hereto.  Please clarify.

Response:                      We have revised Amendment No. 1 to disclose that the Company relied on exemptions available under both Section 4(2) and Regulation D in the three private placements.  Please see pages II-2 and II-3.

We trust the foregoing is fully responsive to the staff’s comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Dave Bernstein
Sherb & Co. LLP